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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


                                                 Commission File Number 0-23001

                           NOTIFICATION OF LATE FILING

  (Check One):    [x] Form 10-K      [  ] Form 11-K      [  ] Form 20-F      [  ] Form 10-Q      [  ] Form N-SAR


  For Period Ended:    October  31, 2000
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[   ] Transition Report on Form 10-K      [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F      [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

  For the Transition Period Ended:
                                      -----------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates: ___________________________

_______________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     Signature Eyewear, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

         498 North Oak Street
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City, State and Zip Code    Inglewood, California 90302
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                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[XX]        (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Signature Eyewear, Inc. (the "Company") installed new computer hardware and computer software, including accounting and financial reporting software during its fiscal year ended October 31, 2000. Due to technical problems with the software, the Company experienced ongoing difficulty in its financial reporting during the fiscal 2000. In addition, the Company changed the way it distributed its products during the last quarter of fiscal 1999, this change and other factors contributed to the Company net loss of approximately $3,738,000 during the nine months ended July 31, 2000 as opposed to net income of over $1,361,000 during the comparable period of the prior year. The Company incurred additional losses during the fourth quarter of fiscal 2000. As a result of the foregoing, the Company has undergone further restructuring during the latter part of fiscal 2000 and the beginning of fiscal 2001. As part of this restructuring the Company has eliminated numerous positions at its headquarters including a majority of its employees responsible for financial reporting. Accordingly, for the reasons set forth above, the Company is unable, without unreasonable effort and expense, to file timely its Annual Report on Form 10-K for the year ended October 31, 2000, as it has been unable to compile and reconcile the financial information necessary to complete its audited financial statements for the period and properly describe its operations.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

    Michael Prince                      310                        330-2700
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        (Name)                       (Area Code)              (Telephone number)

     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes   [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes   [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See below .


                             SIGNATURE EYEWEAR, INC.
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                  (Name of registrant as specified in charter)


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Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     January 29, 2001                   By       /s/ Michael Prince
       -------------------------               -----------------------------
                                            Name:  Michael Prince
                                            Title: Chief Financial Officer


                                 EXPLANATION OF
                                    ITEM 3 OF
                                     PART IV

     Signature Eyewear, Inc. (the "Company" ) reported a net loss of approximately $3,738,000 during the nine months ended July 31, 2000 as opposed to net profits of approximately $1,361,000 during the comparable period of the prior year. The Company incurred additional losses during the fourth quarter of fiscal 2000. The material net loss during the fiscal year ended October 31, 2000 was primarily attributable to significantly higher selling and general and administrative costs that were incurred in anticipation of a higher than achieved level of net sales. The increase in these costs resulted from the Company's change in the manner in which its sold it products from the prior year. During fiscal 1999, Signature sold its products primarily through distributors, and in fiscal 2000, Signature sold its products primarily through its internal direct sales force.








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